

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 14, 2008

<u>Via Mail and Fax</u>

Brian Kitts
Chief Executive Officer, President and Chief Financial Officer
Brisam Corporation
402 W. Broadway, Suite 690
San Diego, CA 92101

> **RE:** **Brisam Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Period Ended March 31, 2008**
> **Form 10-Q for the Period Ended June 30, 2008**
> **File Number: 033-55254-39**

Dear Mr. Kitts:

We have reviewed the above referenced filings and have the following comments. We believe you should amend your filings where indicated in response to our comments. If you disagree, we will consider your explanation as to why an amendment is not necessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statement, page 4
Note – Commitments, page 5

1. We note your disclosure here and in your December 31, 2007 Form 10-K that you
    have agreed to accrue all payments for services you have rendered in regard to the
    agreement with Reber America, Inc. until such time as Reber has obtained sufficient
    working capital resources (presumably) to pay for the services. We further note that
    your accounts receivable balance of $180,000 at June 30, 2008 is an accumulation of
    nine months of services to Reber since the consummation of the agreement in
    October 2007. Under the circumstances, it does not appear that collectibility of the
    revenues associated with this agreement is reasonably assured to recognize revenue at
    the time the services are rendered in accordance with SAB Topic 13. Furthermore,
    the guidance in paragraph 84(g) of FASB Concept Statement No. 5 provides that if
    collectibility of assets for products/services is doubtful, revenues may be recognized
    on the basis of cash received. Accordingly, we believe you should recognize
    revenues associated with this agreement when collection is made or at such time that
    conditions indicate that collectibility is reasonably assured. Please amend your
    financial statements for all periods in which you have recognized revenues and
    related accounts receivable associated with this agreement in your 2007 Form 10-K
    and Form 10-Qs for 2008. Note that your direct costs associated with the services
    rendered in regard to this agreement should continue to be expensed as incurred.

Item 4T. Controls and Procedures, page 11

2. We note the statement here and similarly in your 2007 Form 10-K and March 31,
    2008 Form 10-Q that other than for the deficiency and weakness described that
    disclosure controls and procedures are otherwise considered effective. It is not
    appropriate to disclose that your disclosure controls and procedures are effective
    except to the extent that they are not effective. If true, you may state that given the
    identified matters, your disclosure controls and procedures are not effective. Please
    amend your 2007 Form 10-K and Form 10-Qs for 2008 to revise your disclosure to
    accurately portray the conclusion of your disclosure controls and procedures.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in filings to be certain that the filings include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief